SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     Burlington Northern Santa Fe Corporation
                     ----------------------------------------
                                 (Name of Issuer)


                                   Common Stock
                     ----------------------------------------
                          (Title of Class of Securities)


                                    12189T104
                     ----------------------------------------
                                  (CUSIP Number)


                               Robert M. Hart, Esq.
               Senior Vice President, General Counsel and Secretary
                              Alleghany Corporation
                                Park Avenue Plaza
                            New York, New York  10055
                                  (212) 752-1356
             --------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                    Copies to:
                              Aileen C. Meehan, Esq.
                         Donovan Leisure Newton & Irvine
                               30 Rockefeller Plaza
                            New York, New York  10112
                                  (212) 632-3338


                                September 22, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [x].

    CUSIP No. 12189T104
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    -------------------------------------------------------------------------
    1.   Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Alleghany Corporation
         51-0283071

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    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]

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    3.   SEC Use Only

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    4.   Source of Funds (See Instructions)

         00

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    5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) _______.

    -------------------------------------------------------------------------
    6.   Citizenship or Place of Organization

         Delaware

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    Number of           7.   Sole Voting Power
    Shares                   4,874,305
                             ------------------------
    Beneficially        8.   Shared Voting Power
    Owned by                 2,557,109
                             ------------------------
    Each Reporting      9.   Sole Dispositive Power
    Person With              4,874,305
                             ------------------------
                        10.  Shared Dispositive Power
                             2,557,109
                             ------------------------

    -------------------------------------------------------------------------
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         7,431,414

    -------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                   -------

    -------------------------------------------------------------------------
    13.  Percent of Class Represented by Amount in Row (11)

         5.2%*

    -------------------------------------------------------------------------
    14.  Type of Reporting Person (See Instructions)

         CO

    -------------------------------------------------------------------------



    --------------------
    * Based on estimated 142,000,000 shares of common stock outstanding as reported in a press release issued by Burlington Northern Santa Fe Corporation on September 22, 1995.

    Item 1.   Security and Issuer.
    ------    -------------------

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Burlington Northern Santa Fe Corporation, a Delaware corporation ("BNSF"). The address of BNSF's principal executive offices is 3800 Continental Plaza, 777 Main Street, Fort Worth, Texas 76102-5384.

    Item 2.   Identity and Background.
    ------    -----------------------

         This Schedule 13D is filed by Alleghany Corporation, a Delaware corporation ("Alleghany"). The address of the principal office of Alleghany is Park Avenue Plaza, New York, New York 10055. Alleghany is engaged, through its subsidiaries Chicago Title and Trust Company ("CT&T"), Chicago Title Insurance Company ("Chicago Title"), Security Union Title Insurance Company ("Security Union") and Ticor Title Insurance Company ("Ticor Title") and their subsidiaries (including Ticor Title
    Guarantee Company    ("Ticor Title Guarantee"), a subsidiary of Ticor
    Title), in the sale and underwriting of title insurance and in certain other financial services businesses. Alleghany is also engaged, through its subsidiary Underwriters Reinsurance Company ("Underwriters"), in the property and casualty reinsurance business, and through Underwriters' subsidiary Underwriters Insurance Company ("UIC") in the property and casualty insurance business. In addition, Alleghany is engaged through its subsidiaries World Minerals Inc., Celite Corporation and Harborlite Corporation and their subsidiaries, in the industrial minerals business. Alleghany conducts a steel fastener importing and distribution business through its Heads and Threads division.

         Attached as Appendix I hereto, which appendix is specifically incorporated in this Item 2, is a list of the executive officers and directors of Alleghany and the persons who may be deemed to be controlling persons of Alleghany. Appendix I also contains, with respect to each such person, his or her residence or business address and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each such person is a citizen of the United States.

         As more fully described in Appendix I, as of September 13, 1995, F.M. Kirby, Chairman of the Board of Alleghany, Allan P. Kirby, Jr., a director of Alleghany, and their sisters Grace Kirby Culbertson and Ann Kirby Kirby were believed to own approximately 36 percent of the outstanding common stock of Alleghany.

         During the last five years, neither Alleghany nor, to the best knowledge of Alleghany, any person listed in Appendix I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or of a finding of any violation with respect to such laws.

    Item 3.   Source and Amount of Funds or Other Consideration
    ------    -------------------------------------------------

         As more fully described in Item 4 below, the Common Stock of BNSF beneficially owned by Alleghany was acquired by Alleghany upon the distribution of shares of BNSF Common Stock to shareholders of Santa Fe Pacific Corporation ("SFP") in exchange for their shares of SFP common stock pursuant to the business combination between SFP and Burlington Northern, Inc. ("BNI"), which became effective on September 22, 1995. Prior to the effective date of the business combination, Alleghany owned approximately 11.8% of the outstanding shares of common stock of SFP.

    Item 4.   Purpose of the Transaction.
    ------    --------------------------

         On September 22, 1995, BNSF announced that the business combination between BNI and SFP had become effective. BNI and SFP are subsidiaries of BNSF, a new public company. As a result of the business combination, each share of outstanding SFP common stock was exchanged for 0.41143945 of a share of newly issued Common Stock of BNSF and each share of BNI common stock was exchanged for one share of newly issued Common Stock of BNSF. Prior to the effective time, Alleghany beneficially owned 18,061,996 shares of SFP common stock which were converted into 7,431,414 shares of Common Stock of BNSF. Based upon the estimate of 142,000,000 shares of Common Stock of BNSF outstanding reported in BNSF's September 22 press release announcing completion of the business combination, the 7,431,414 shares of Common Stock of BNSF beneficially owned by Alleghany represent approximately 5.2% of the outstanding Common Stock of BNSF.

         Alleghany intends from time to time, depending upon market conditions, the state of affairs of BNSF and of the businesses in which it is engaged and other factors, to acquire, directly or indirectly through one or more of its subsidiaries, additional shares of the Common Stock of BNSF, subject to applicable laws and to the availability of shares at prices deemed favorable by Alleghany. Alleghany will continue to consider its equity interest in BNSF and reserves the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

         On September 29, 1995, Alleghany filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), to permit the acquisition of shares of Common Stock of BNSF constituting less than 15% of the outstanding shares of Common Stock of BNSF. Pursuant to the HSR Act and the rules promulgated thereunder, a person may be required to file a Notification and Report Form and to observe a waiting period before purchasing shares of Common Stock having a market value in excess of $15 million. Since Alleghany received shares of Common Stock of BNSF having a market value in excess of $15 million as a result of the business combination between BNI and SFP, Alleghany is required to file a Notification and Report Form and to observe a waiting period before purchasing additional shares of Common Stock of BNSF. Such Notification and Report Form must indicate the amount for which permission to purchase is sought within the following ranges: (a) more than $15 million market value but less than 15% of the outstanding shares of Common Stock, (b) 15% or more of the outstanding shares of Common Stock but less than 25% of the outstanding shares of Common Stock, (c) 25% or more of the outstanding shares of Common Stock but less than 50% of the outstanding shares of Common Stock, and (d) 50% or more of the outstanding shares of Common Stock. The waiting period in respect of Alleghany's Notification and Report Form will expire on or about October 29, 1995, unless such waiting period is terminated earlier by the FTC or the Antitrust Division or a request for additional information is received from the FTC or the Antitrust Division.

         John J. Burns, Jr., President and chief executive officer of Alleghany, has been elected to the Board of Directors of BNSF, effective
    September 22, 1995.   In his capacity as a director of BNSF, Mr. Burns
    will participate in consideration of matters relating to BNSF and its business.

         Except as set forth above, Alleghany has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

    Item 5.   Interest in Securities of the Issuer.
    ------    ------------------------------------

         (a) As of the close of business on September 22, 1995, Alleghany beneficially owned 7,431,414 shares of the Common Stock of BNSF. Based upon the estimate of 142,000,000 shares of Common Stock of BNSF outstanding reported in BNSF's September 22 press release announcing completion of the business combination, the 7,431,414 shares of Common Stock of BNSF beneficially owned by Alleghany represent approximately 5.2% of the outstanding Common Stock of BNSF. As of the close of business on September 22, 1995, John J. Burns, Jr., President, chief executive officer and a director of Alleghany and, as described in Item 4 above, a director of BNSF, beneficially owned 411 shares of Common Stock of BNSF which shares were received by Mr. Burns in exchange for 1,000 shares of SFP common stock pursuant to the business combination between BNI and SFP.

         (b) Alleghany has the sole power to vote, or to direct the vote of, and sole power to dispose of, or to direct the disposition of, 4,874,305 shares of the 7,431,414 shares of Common Stock of BNSF beneficially owned by Alleghany.

         Alleghany has shared voting and investment power with respect to 2,557,109 shares of the 7,431,414 shares of Common Stock of BNSF beneficially owned by Alleghany. The shares as to which Alleghany has shared voting and investment power are owned by subsidiaries of Alleghany as follows:

                                         Number of Shares of
          Subsidiary and                   Common Stock of
    Address of Principal Office                 BNSF
    ---------------------------          -------------------
    Chicago Title Insurance Company            51,018
      171 North Clark Street
      Chicago, Illinois 60601

    Ticor Title Insurance Company              18,926
      1717 Walnut Grove Avenue
      Rosemead, California 91770

    Ticor Title Guarantee Company               3,702
      1717 Walnut Grove Avenue
      Rosemead, California 91770

    Security Union Title Insurance              8,640
       Company
      1717 Walnut Grove Avenue
      Rosemead, California 91770

    Underwriters Reinsurance Company          420,719
      22801 Ventura Boulevard
      Woodland Hills, California  91365

    Underwriters Insurance Company          2,054,104
      22801 Ventura Boulevard
      Woodland Hills, California  91365


    Information concerning the principal business of each of Chicago Title, Ticor Title, Ticor Title Guarantee, Security Union, Underwriters and UIC is set forth in Item 2 above, and specifically incorporated in this Item 5.

         Mr. Burns has the sole power to vote, or to direct the vote of, and sole power to dispose of, or to direct the disposition of, the 411 shares of Common Stock of BNSF beneficially owned by him as described in Item 5(a) above.

         (c) Except for the acquisition of shares of Common Stock of BNSF in exchange for shares of common stock of SFP as a result of the business combination between BNI and SFP which was completed on September 22, 1995, neither Alleghany nor Mr. Burns has effected any transaction in the Common Stock of BNSF during the past 60 days.

         (d) No person other than Alleghany has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of BNSF beneficially owned by Alleghany disclosed in Item 5(a) above, except as to those shares of the Common Stock of BNSF held by Chicago Title, Ticor Title, Ticor Title Guarantee, Security Union, Underwriters and UIC as described in subparagraph (b) of this Item 5. No person other than Mr. Burns has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of BNSF beneficially owned by him disclosed in Item 5(a) above.

         (e)  Not Applicable.

    Item 6.   Contracts, Arrangements, Understandings or Relationships with
    ------    -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 or between such persons and any other person with respect to any of the securities of BNSF, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

    Item 7.   Material to be filed as Exhibits.
    ------    --------------------------------

         None.

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  October 2, 1995




                                       ALLEGHANY CORPORATION



                                       By: /s/ David B. Cuming
                                          -------------------------
                                          David B. Cuming
                                          Senior Vice President

                                    APPENDIX I


         The directors and executive officers of Alleghany and certain persons who may be deemed to be controlling persons of Alleghany, together with the business or residence address, present principal occupation or employment, and the name and (if other than Alleghany or a subsidiary of Alleghany) principal business of any corporation or other organization in which such occupation or employment is conducted, for each such person, appear below.

                                       Principal Occupation
    Name and Address                       or Employment
    ----------------                   --------------------
    F.M. Kirby (1) (2)                 Chairman of the Board and
    17 De Hart Street                    Member of the Executive
    Post Office Box 151                  Committee, Alleghany
    Morristown, New Jersey
               07963-0151

    John J. Burns, Jr. (1)             President, chief executive
    Alleghany Corporation                officer and chief operating
    Park Avenue Plaza                    officer; Member of the
    New York, New York  10055            Executive Committee,
                                         Alleghany

    Dan R. Carmichael (1)              President and Chief Executive
    IVANS, Inc.                          Officer IVANS, Inc.,
    777 W. Putnam Avenue                 (communications technology
    Greenwich, Connecticut  06830        and remarketer)

    Grace Kirby Culbertson (2)         Housewife
    Blue Mill Road
    Morristown, New Jersey  07960

    David B. Cuming                    Senior Vice President and
    Alleghany Corporation                chief financial officer,
    Park Avenue Plaza                    Alleghany
    New York, New York  10055

    Robert M. Hart                     Senior Vice President,
    Alleghany Corporation                General Counsel and
    Park Avenue Plaza                    Secretary, Alleghany
    New York, New York  10055

    Allan P. Kirby, Jr. (1) (2)        President, Liberty Square,
    14 East Main Street                  Inc. (investments);
    P.O. Box 90                          Chairman of the Executive
    Mendham, New Jersey                  Committee, Alleghany
            07945-0090

    Ann Kirby Kirby (2)                Housewife
    c/o Carter, Ledyard & Milburn
    2 Wall Street
    New York, New York 10005

    William K. Lavin (1)               Consultant
    International Office
      Centers Corp.
    One World Trade Center
    Suite 7967 - Room 34
    New York, New York  10048

    Peter R. Sismondo                  Vice President, Controller,
    Alleghany Corporation                Treasurer and Assistant
    Park Avenue Plaza                    Secretary, Alleghany
    New York, New York 10055

    John E. Tobin (1)                  Retired (formerly partner,
    100 Ackerman Avenue                  law firm of Dorsey &
    Ho-Ho-Kus, New Jersey 07423          Whitney); Member of the
                                         Executive Committee,
                                         Alleghany

    Richard P. Toft                    Senior Vice President,
    Chicago Title and Trust              Alleghany; Chairman,
      Company                            President and Chief
    171 North Clark Street               Executive Officer, Chicago
    Chicago, Illinois 60601              Title and Trust Company;
                                         Chairman, Chicago Title
                                         Insurance Company

    James F. Will (1)                  President and Chief Executive
    Armco Inc.                           Officer, Armco Inc. (steel
    650 Washington Road                  manufacturing and metals
    Pittsburgh, Pennsylvania 15228       processing)

    Paul F. Woodberry (1)              Financial Consultant
    Post Office Box 639
    Lompoc, California 93438

    S. Arnold Zimmerman (1)            Retired (formerly Senior Vice
    Featherbed Lane                      President, General Counsel
    New Vernon, New Jersey  07976        and Secretary, Avon
                                         Products, Inc.)

                                    FOOTNOTES
                                    ---------

    (1)  Director of Alleghany.

    (2) On September 13 1995, Allan P. Kirby, Jr. held an irrevocable power of attorney as to 73,946 shares of the common stock of Alleghany ("Alleghany Common Stock") owned by his children, and 305,655 shares of Alleghany Common Stock were held by a trust of which Mr. Kirby is co-trustee and beneficiary. Mr. Kirby disclaims beneficial ownership of the shares of Alleghany Common Stock held by his children. Mr. Kirby held 210,777 shares of Alleghany Common Stock directly and stock options, granted pursuant to Alleghany's Directors' Stock Option Plan, to purchase 7,727 shares of Alleghany Common Stock.

         On September 13, 1995, 110,344 shares of Alleghany Common Stock were held by F.M. Kirby as sole trustee of trusts for the benefit of his children; 415,448 shares of Alleghany Common Stock were held by a trust of which Mr. Kirby is co-trustee and primary beneficiary; and 191,564 shares of Alleghany Common Stock were held by trusts for the benefit of his children and his children's descendents as to which Mr. Kirby was granted a proxy and, therefore, had shared voting power. Mr. Kirby disclaims beneficial ownership of the shares of Alleghany Common Stock held for the benefit of his children and for the benefit of his children and his children's descendants. Mr. Kirby held 170,676 shares of Alleghany Common Stock directly.

         On September 13, 1995, 40,263 shares of Alleghany Common Stock were held by Grace Kirby Culbertson as co-trustee of trusts for the benefit of her children, and 210,220 shares of Alleghany Common Stock were held by trusts for the benefit of Mrs. Culbertson and her descendants, of which Mrs. Culbertson is co-trustee. Mrs. Culbertson held 135,592 shares of Alleghany Common Stock directly.

         Ann Kirby Kirby has disclaimed being a controlling person or member of a controlling group with respect to Alleghany, and has declined to supply information with respect to her ownership of Alleghany Common Stock. However, Mrs. Kirby filed a statement on Schedule 13D dated April 5, 1982 with the Securities and Exchange Commission reporting beneficial ownership, both direct and indirect through various trusts, of 710,667 shares of the common stock of Alleghany Corporation, a Maryland corporation and the predecessor of Alleghany ("Old Alleghany"). Upon the liquidation of Old Alleghany in December 1986, stockholders received $43.05 in cash and one share of Alleghany Common Stock for each share of Old Alleghany common stock. The stock ownership information provided herein as to Ann Kirby Kirby is based solely on her statement on Schedule 13D, and may have changed since the date thereof.